UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41872

DDC Enterprise Limited

 368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

1. Private Placement with Norma Chu and Third-Party Investor

On February 25, 2025, the Company entered into subscription agreements (the “Subscription Agreements”) with Norma Ka Yin Chu, Chief Executive Officer, Chairperson of the Board of Directors and Founder of the Company, and a third-party, pursuant to which Ms. Chu agreed to purchase 10,000,000 of the Company’s Class A Ordinary shares for $1,530,000 and the third-party agreed to purchase 5,000,000 of the Company’s Class A Ordinary shares for $765,000 (the “Private Placement”). The purchase price and other terms of the Subscription Agreements were negotiated by the third-party investor as set forth in the form of Subscription Agreements attached hereto and incorporate herein as Exhibit 10.1. The parties expect the Private Placement to close on or about March 31, 2025.

The shares to be issued in the Private Placement have not been registered under the Securities Act of 1933, as amended (the “33 Act”) and are being issued as a private placement not involving a public offering under Regulation D and/or Regulation S of the 33 Act.

The Subscription Agreements are subject to acceptance by the Company in its sole discretion and other customary closing conditions, including successful submission of a supplemental listing application with the NYSE – American covering issuance of the shares to be issued in the Private Placement.

2. Potential Open Market Purchases by Ms. Chu

Ms. Chu notified the Company on February 25, 2025, that she intends to increase her equity position in the Company by up to 10% of the currently outstanding Class A Ordinary shares of the Company by completing from time to time open-market purchases of the Company’s Class A Ordinary shares. Ms. Chu’s purchases are subject to compliance with all laws, rules and regulations and compliance with the Company’s insider trading policy and its trading window requirements.

3. Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “in the process of,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the closing of the Private Placement and completion of open-market purchase by Ms. Chu, constitute forward-looking statements. DDC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about DDC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: willingness and ability of parties to complete the Private Placement; DDC’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to DDC’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in DDC’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and DDC undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited
Date: February 27, 2025

	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement

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